November 21, 2006

Mr. John Cannarella

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Sara Lee Corporation

Form 10-K for the Fiscal Year Ended July 1, 2006

File: No. 001-03344

Dear Mr. Cannarella

I am writing in response to the letter (the Comment Letter) dated November 1, 2006, regarding the review of the Sara Lee Corporation (the corporation) Form 10-K, filed with the Securities and Exchange Commission on September 14, 2006. The corporation’s responses are set out below following the text of the Comment Letter to which each response relates

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 2

Significant Accounting Policies and Critical Estimates, page 37

Comment 1. Please provide a quantitative analysis of the variability in your financial results resulting from changes in estimates or assumptions for each of your critical accounting estimates. Please also provide an analysis of the variability that is reasonably likely to result from changes in estimates and assumptions in the future. Please refer to Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations Release No. 33-8350 which can be located on our website at: http: //www.sec.gov/rules/interp/33-8350.htm

Response 1. Set out below is the corporation’s fiscal 2006 discussion of significant accounting policies and critical estimates as adjusted to address the staff’s comment. Changes to the original text are underlined. In addressing the staff’s comment the following overall approach was used.

Impact on Reported Results - In some cases changes in estimates and assumptions had material impacts upon the corporation’s reported results and the corporation has disclosed these impacts in other sections of the Managements Discussion and Analysis (MD&A) or the footnotes to the financial statements. Where the corporation’s results have been impacted by changes in estimates or assumptions we have now referenced the specific section of the annual report where the reader can review the impact of the change.

In other cases, changes in estimates and assumptions did not materially impact the corporation’s reported results. In such situations, no additional disclosure is made.

Impact on Future Results - The corporation’s current disclosures regarding significant accounting policies and critical estimates includes a discussion of the assumptions and estimates used and the external factors which could cause these amounts to change in future periods. Where it is considered reasonably likely that future financial results could be impacted by changes in these factors, the corporation has indicated that possibility. In many cases, the assumptions and estimates which are used are based upon external factors outside of the control of the corporation. These include general economic conditions, tax and other legislation, interest rates and equity return rates, consumer demand, changes in technology and the actions of our customers. While it is reasonably likely that these factors will change and impact future measurements, it is not possible for the corporation to currently assess and quantify the impact of many of these changes.

Significant Accounting Policies and Critical Estimates Disclosure

The corporation’s significant accounting policies are discussed in the Notes to the Consolidated Financial Statements. In most cases, the accounting policies utilized by the corporation are the only ones permissible under U.S. generally accepted accounting principles. However, the application of certain of these policies requires significant judgments or a complex estimation process that can affect the results of operations and financial position of the corporation, as well as the related footnote disclosures. The corporation bases its estimates on historical experience and other assumptions that it believes are most likely to occur. If actual amounts are ultimately different from previous estimates, the revisions are included in the corporation’s results of operations for the period in which the actual amounts become known. If such changes have a material impact on the annual results of operations or financial position the impact is disclosed in Management’s Discussion and Analysis (MD&A) and/or the footnotes to the financial statements. The disclosures below also note situations in which it is reasonably likely that future financial results could be impacted by changes in these estimates and assumptions. The term reasonably likely refers to an occurrence that is more than remote but less than probable in the judgment of management. To the extent that management has estimated a range of reasonably likely outcomes they are provided below.

Sales Recognition and Incentives - Sales are recognized when title and risk of loss pass to the customer. Based upon historical collection statistics and current customer information, the corporation estimates the most likely amount of cash to be collected from these accounts. These estimates are reviewed each quarter and adjusted based upon actual experience. The reserves for uncollectible trade receivables are disclosed and trade receivables due from customers that the corporation considers highly leveraged are presented in Note 18 to the Consolidated Financial Statements. The corporation has a significant number of individual accounts receivable and a number of factors outside of the corporation’s control that impact the collectibility of a receivable. It is reasonably likely that actual collection experience will vary from the assumptions and estimates made at the end of each accounting period.

The Notes to the Consolidated Financial Statements specify a variety of sales incentives that the corporation offers to resellers and consumers of its products. Measuring the cost of these incentives requires, in many cases, estimating future customer utilization and redemption rates. Historical data for similar transactions are used in estimating the most likely cost of current incentive programs. These estimates are reviewed each quarter and adjusted based upon actual experience and other available information. The corporation has a significant number of trade incentive programs and a number of factors outside of the corporation’s control impact the ultimate cost of these programs. It is reasonably likely that actual experience will vary from the assumptions and estimates made at the end of each accounting period.

Inventory Valuation - Inventory is carried on the balance sheet at the lower of cost or market. Obsolete, damaged and excess inventories are carried at net realizable value. Historical recovery rates, current market conditions, future marketing and sales plans and spoilage rates are key factors used by the corporation in assessing the most likely net realizable value of obsolete, damaged and excess inventory. These factors are evaluated at a point in time and there are inherent uncertainties related to determining the recoverability of inventory. It is reasonably likely that market factors and other conditions underlying the valuation of inventory may change in the future and result in further reserve requirements or increased gross margins on the disposition of inventory. A reduction in the carrying amount of an inventory item from cost to market value creates a new cost basis for the item that cannot be reversed in a later period.

Recognition and Reporting of Business Dispositions - When a decision to dispose of a business component is made, it is necessary to evaluate the future reporting of the component within the financial statements and determine whether the net assets of that business are recoverable. The following summarizes the significant accounting policies and judgments associated with a decision to dispose of a business.

Discontinued Operations - The operating results of a business component are reported as discontinued if its operations and cash flows can be clearly distinguished from the rest of the business, the operations have been sold or are classified as held for sale, there will be no continuing involvement in the operation after the disposal date and certain other criteria are met. Significant judgments are involved in determining whether a business component meets the criteria for discontinued operation reporting and the period in which these criteria are met. Note 4 to the Consolidated Financial Statements sets out the factors used in reporting discontinued operations. Given that our business disposition program is substantially complete, management does not consider it reasonably likely for the conclusions reached on these items to change.

If a business component is reported as a discontinued operation, the results of operations through the date of sale are presented on a separate line of the income statement. Any gain or loss recognized upon the disposition of a discontinued operation is also reported as a separate line on the income statement. Prior to disposition, the assets and liabilities of discontinued operations are aggregated and reported on separate lines of the balance sheet.

Gains and losses related to the sale of business components that do not meet the discontinued operation criteria are reported in continuing operations and if significant are separately discussed in Note 19- Exit and Disposal Activities.

Businesses Held for Sale - In order to be considered held for sale, several criteria, including the probable disposition of the business within one year, and an active marketing effort must be achieved. Upon being classified as held for sale, the recoverability of the carrying value of the business must be assessed. Evaluating the recoverability of the assets of a business classified as held for sale follows a defined order in which property and intangible assets subject to amortization are considered only after the recoverability of goodwill, intangible assets not subject to amortization and other assets are assessed. After the evaluation process is completed, the held for sale business is reported at the lower of its carrying value or fair value less cost to sell. The carrying value of a held for sale business includes the portion of the cumulative translation adjustment related to the operation.

There are inherent uncertainties associated with these judgments and estimates and it is reasonably likely that impairment charges can change from period to period. Note 3 to the Consolidated Financial Statements discloses the impairment charges recognized by the corporation and the factors which caused these charges. It is also reasonably likely that the sale of a business can result in the recognition of an impairment that differs from that anticipated prior to the closing date. Based upon the status of the business disposition program at the end of fiscal 2006, it is not reasonably likely that additional impairment charges will be recognized for businesses reported as held for sale as of July 1, 2006.

Businesses Held For Use - If a decision to dispose of a business is made and the held for sale criteria are not met, the business is considered held for use and its assets are evaluated for recoverability in a defined order. First, assets other than goodwill, property and intangibles are evaluated. This is followed by a review of property and intangibles subject to amortization and finally goodwill. In evaluating the recoverability of property and intangible assets subject to amortization in a held for use business, the carrying value of the business is first compared to the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the operation. If the carrying value exceeds the undiscounted expected cash flows, it is necessary to determine if an impairment exists. An impairment exists if the carrying value of the business exceeds its fair value.

There are inherent uncertainties associated with these judgments and estimates and it is reasonably likely that impairment charges can change from period to period. Note 3 to the Consolidated Financial Statements discloses the impairment charges recognized by the corporation and the factors which caused these charges. It is also reasonably likely that the sale of a business can result in the recognition of an impairment that differs from that anticipated in a review conducted prior to the closing date. Given that our business disposition program is substantially complete, management does not consider it reasonably likely for the conclusions reached on these items to change.

Depreciation and Impairment of Property - Property is stated at historical cost, and depreciation is computed using the straight line method over the lives of assets. The lives used in computing depreciation are based on estimates of the period over which the assets will be of economic benefit to the corporation. Such lives may be the same as the physical lives of the assets, but they can be shorter. Estimated lives are based on historical experience, manufacturers’ estimates, engineering or appraisal evaluations and future business plans. The corporation’s policies require the periodic review of remaining depreciable lives based upon actual experience and expected future utilization. Based upon current levels of depreciation, the average remaining depreciable life of net property is 5.8 years.

Property is tested for recoverability whenever events or changes in circumstances indicate that its carrying value may not be recoverable. Such events include significant adverse changes in the business climate, current period operating or cash flow losses, forecasted continuing losses or a current expectation that an asset group will be disposed of before the end of its useful life. Recoverability of property is evaluated by a comparison of the carrying amount of an asset or asset group to future net undiscounted cash flows expected to be generated by the asset or asset group. If these comparisons indicate that an asset is not recoverable, the impairment loss recognized is the amount by which the carrying amount of the asset exceeds the estimated fair value. When an impairment loss is recognized for assets to be held and used, the adjusted carrying amount of those assets is depreciated over its remaining useful life. Restoration of a previously recognized impairment loss is not allowed.

Note 19 to the Consolidated Financial Statements sets out the impact of the corporation’s decisions to exit the use of property in advance of previously anticipated useful lives. Given the corporation’s ongoing efforts to improve operating efficiency, it is reasonably likely that future restructuring actions could result in decisions to dispose of other assets before the end of their useful life and it is reasonably likely that the impact of these decisions would result in impairment and other related costs including employee severance that in the aggregate, would be significant.

Assets that are to be disposed of by sale are recognized in the financial statements at the lower of carrying amount or fair value, less cost to sell, and are not depreciated after being classified as held for sale. In order for an asset to be classified as held for sale, the asset must be actively marketed, available for immediate sale and meet certain other specified criteria.

Trademarks and Other Identifiable Intangible Assets – The primary identifiable intangible assets of the corporation are trademarks and customer relationships acquired in business combinations and computer software. Identifiable intangibles with finite lives are amortized and those with indefinite lives are not amortized. The estimated useful life of an identifiable intangible asset to the corporation is based upon a number of factors, including the effects of demand, competition, expected changes in distribution channels and the level of maintenance expenditures required to obtain future cash flows. As of July 1, 2006, the net book value of trademarks and other identifiable intangible assets was $1,185 million, of which $1,006 million is being amortized. The anticipated amortization over the next five years is $409 million.

Identifiable intangible assets that are subject to amortization are evaluated for impairment using a process similar to that used to evaluate elements of property. Identifiable intangible assets not subject to amortization are assessed for impairment at least as often as annually and as triggering events may occur. The impairment test for identifiable intangible assets not subject to amortization consists of a comparison of the fair value of the intangible asset with its carrying amount. An impairment loss is recognized for the amount by which the carrying value exceeds the fair value of the asset. The fair value of the trademarks is measured using the royalty saved method. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time.

There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of intangible asset impairment. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates can change in future periods. These changes can result in future impairments. Note 3 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of intangible assets and the factors which led to changes in estimates and assumptions.

Goodwill – Goodwill is not amortized but is subject to periodic assessments of impairment. At July 1, 2006, the corporation has $3,052 million of goodwill on its books. Of this total, $1,726 million is related to bakery operations that are included in the North American Retail Bakery, Foodservice and International

Bakery segments. Goodwill is assessed for impairment at least as often as annually and as triggering events may occur. The corporation performs its annual review in the second quarter of each year. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying value of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the implied fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Reporting units are business components one level below the operating segment level for which discrete financial information is available and reviewed by segment management. In evaluating the recoverability of goodwill, it is necessary to estimate the fair value of the reporting units. In making this assessment, management relies on a number of factors to discount anticipated future cash flows including operating results, business plans and present value techniques. Rates used to discount cash flows are dependent upon interest rates and the cost of capital at a point in time.

There are inherent uncertainties related to these factors and management’s judgment in applying them to the analysis of goodwill impairment. Many of the factors used in assessing fair value are outside the control of management and it is reasonably likely that assumptions and estimates can change in future periods. These changes can result in future impairments. Note 3 to the Consolidated Financial Statements sets out the impact of charges taken to recognize the impairment of goodwill and the factors which led to changes in estimates and assumptions

Assets and Liabilities Acquired in Business Combinations – All business acquisitions are accounted for using the purchase method. The purchase method requires the corporation to allocate the cost of an acquired business to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The excess of the cost of an acquired business over the fair value of the assets acquired and liabilities assumed is recognized as goodwill. The valuation of the acquired assets and liabilities will impact the determination of future operating performance of the corporation. The corporation utilizes a variety of information sources to determine the value of acquired assets and liabilities. Third-party appraisers are utilized to determine the value and lives of property and identifiable intangibles, consulting actuaries are used to value the obligations associated with defined benefit retirement plans and legal counsel is used to assess the obligations associated with legal and environmental claims.

There are inherent uncertainties in assessing the fair value of assets and liabilities acquired in a business combination and it is reasonably likely that the estimates and assumptions used in determining fair value will change in future periods. Such changes can result in the recognition of impairment charges.

Self-Insurance Reserves – The corporation purchases third-party insurance for workers’ compensation, automobile and product and general liability claims that exceed a certain level. The corporation is responsible for the payment of claims under these insured limits, and consulting actuaries are utilized to estimate the obligation associated with incurred losses. Historical loss development factors are utilized to project the future development of incurred losses, and these amounts are adjusted based upon actual claim experience and settlements. Consulting actuaries make a significant number of estimates and assumptions in determining the cost to settle these claims and many of the factors used are outside the control of the corporation. Accordingly, it is reasonably likely that these assumptions and estimates may change and these changes may impact future financial results.

Income Taxes – Deferred taxes are recognized for the future tax effects of temporary differences between financial and income tax reporting using tax rates in effect for the years in which the differences are expected to reverse. Federal income taxes are provided on that portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. The management of the corporation periodically estimates the probable tax obligations of the corporation using historical experience in tax jurisdictions and informed judgments. There are inherent uncertainties related to the interpretation of tax regulations in the jurisdictions in which the corporation transacts business. The judgments and estimates made at a point in time may change based on the outcome of tax audits, as well as changes to, or further interpretations of, regulations. The corporation adjusts its income tax expense in the period in which these events occur. Note 23 to the Consolidated Financial Statements sets out the factors which caused the corporation’s effective tax rate to vary from the statutory rate and certain of these factors result from finalization of tax audits and review and changes in estimates and assumptions regarding tax obligations and benefits.

As a global commercial enterprise, the corporation’s tax rate from period to period can be affected by many factors. The most significant of these factors are changes in tax legislation, the corporation’s global mix of earnings, the tax characteristics of the corporation’s income, acquisitions and dispositions and the portion of the income of foreign subsidiaries that is expected to be remitted to the U.S. and be taxable. It is reasonably likely that these items may impact income tax expense, net income and liquidity in future periods.

Contingent Asset – The corporation sold its European cut tobacco business in 1999. Under the terms of that agreement, the corporation can receive an annual cash payment of 95 million euros if tobacco continues to be a legal product in the Netherlands, Germany and Belgium through 2010. The legal status of tobacco in each country accounts for a portion of the total contingency, with the Netherlands accounting for 67% of the total, Germany 22% and Belgium 11%. If tobacco ceases to be a legal product at any time during this period, the corporation forfeits the receipt of all future amounts related to that country. Payments of 95 million euros were received in 2006, 2005 and 2004 that were equivalent to $114 million, $117 million and $119 million, respectively. Any future contingent payments received will be recognized in the corporation’s earnings when received.

The receipt of these contingent payments is separately identified in the income statement. The future receipt of any payments is dependent upon factors outside of the control of the corporation, including legislation in foreign countries, and the corporation cannot predict such actions

Stock Compensation – The corporation issues restricted stock units (RSUs) and stock options to employees in exchange for employee services. See Note 7 to the Consolidated Financial Statements regarding stock-based compensation for further information on these awards. The cost of RSUs and stock option awards is equal to the fair value of the award at the date of grant, and compensation expense is recognized for those awards earned over the service period. Certain of the RSUs vest based upon the employee achieving certain defined performance measures. During the service period, management estimates the number of awards that will meet the defined performance measures. With regard to stock options, at the date of grant, the corporation determines the fair value of the award using the Black-Scholes option pricing formula. Management estimates the period of time the employee will hold the option prior to exercise and the expected volatility of the corporation’s stock, each of which impacts the fair value of the stock options. The corporation does not believe that it is reasonably likely that changes in the estimates and assumptions associated with prior grants will have a material impact on future operating results.

Defined Benefit Pension Plans – See Note 20 to the Consolidated Financial Statements for information regarding plan obligations, plan assets and the measurements of these amounts, as well as the net periodic benefit cost and the reasons for changes in this cost.

Pension costs and obligations are dependent on assumptions used in calculating such amounts. These assumptions include estimates of the present value of projected future pension payments to all plan participants, taking into consideration the likelihood of potential future events such as salary increases and demographic experience. The assumptions used in developing the required estimates include the following key factors: discount rates, salary growth, expected return on plan assets, retirement rates and mortality.

In determining the discount rate, the corporation utilizes the yield on high-quality fixed-income investments that have a AA bond rating and match the average duration of pension obligations. Salary increase assumptions are based on historical experience and anticipated future management actions. In determining the long-term rate of return on plan assets, the corporation assumes that the historical long-term compound growth rate of equity and fixed-income securities will predict the future returns of similar investments in the plan portfolio. Investment management and other fees paid out of plan assets are factored into the determination of asset return assumptions. Retirement rates are based primarily on actual plan experience, while standard actuarial tables are used to estimate mortality. Results that differ from these assumptions are accumulated and amortized over future periods and, therefore, generally affect the net periodic benefit cost in future periods.

The following information illustrates the sensitivity of the net periodic benefit cost and projected benefit obligation to a change in the discount rate and return on plan assets. Amounts relating to foreign plans are translated at the spot rate at the close of 2006. The sensitivities reflect the impact of changing one assumption at a time and are specific to base conditions at the end of 2006. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in assumptions are not necessarily linear.

		Increase/(Decrease) in
Assumption	Change	2007 Net Periodic Benefit Cost	2006 Projected Benefit Obligation
Discount rate	1% increase	$(50)	$(828)
Discount rate	1% decrease	98	1,043
Asset return	1% increase	(47)	—
Asset return	1% decrease	47	—

The corporation’s defined benefit pension plans had a net actuarial loss of $1,055 million at the end of 2006, $1,456 million at the end of 2005. The change in the net actuarial loss in each year was due to the following factors:

•	The reduction in the net actuarial loss in 2006 was primarily due to plan assets earning a return that exceeded the assumed long-term rate of return, reductions in domestic benefits and the amortization of the opening deferred loss.

•	The increase in the net actuarial loss in 2005 was primarily due to a reduction in the discount rate used to measure plan obligations, and updated mortality assumptions for certain plans, offset in part by the amortization of the opening deferred loss.

The corporation makes periodic cash contributions to its defined benefit pension plans. In 2007, the corporation expects to contribute $184 million of cash to these plans as compared to $331 million in 2006 and $348 million in 2005.

As indicated above, changes in the bond yields, expected future returns on assets, and other assumptions can have a material impact upon the funded status and the net periodic benefit cost of defined benefit pension plans. It is reasonably likely that changes in these external factors will result in changes to the assumptions used by the corporation in future periods to measure plan obligations and net periodic benefit cost in future periods.

The corporation respectfully requests that it be allowed to make these changes in future filings. As indicated above the corporation has commented on the impact of changes in assumptions and estimates in other sections of the fiscal 2006 Form 10-K and has also commented on the significant assumptions and estimates which could impact future results.

Consolidated Statements of Stockholders’ Equity, page 46

Comment 2. We note that you repurchased and retired shares of your common stock during the three years ended July 1, 2006 as well as in certain prior periods. It appears that you have allocated the excess of the purchase price over par value to capital surplus in a manner that differs from the guidance prescribed by paragraph 12 (a) of APB 6. Please review your presentation or tell us the basis for your current accounting treatment. Finally, please tell us if there are any restrictions on dividends paid to shareholders relative to the amounts recorded in retained earnings.

Response 2. The corporation is incorporated in Maryland and under the law of that state all shares repurchased are considered retired (i.e. the repurchased shares become authorized but unissued shares). Maryland law does not have treasury shares. When the corporation repurchases shares, the excess of the purchase price of the repurchased shares over par value is used to first offset capital surplus in accordance with paragraph 12 of APB Opinion 6, and the remainder is allocated to retained earnings. Because of the timing of the corporation’s share purchases / retirements and issuances and the low value of the capital surplus account, we have a balance in paid in capital at year end while retained earnings are being reduced for share repurchases.

There are no restrictions on dividends paid to shareholders relative to amounts recorded in retained earnings.

Consolidated Statements of Cash Flows, page 47

Comment 3. Please tell us the manner in which you classify cash receipts or payments related to your settled derivative transactions. If you classify such amounts in the same category as the cash flows from the items being hedged, please disclose your accounting policy in future filings. Please refer to paragraphs 6 and 7 of SFAS 104.

Response 3. The classification of cash flows related to settled derivative contracts can be summarized as follows:

•	Derivative contracts related to the purchase and sale of inventory or commodities - Cash receipts or payments related to the settlement of these contracts are reported in net cash from operating activities which is the same category as the cash flows from the items being hedged.

•	Fixed to Floating Debt Swaps - Each period the cash flows on the swap are recorded in interest expense and these are recognized in net cash from operating activities in the same manner as cash interest payments.

•	Cross Currency Fixed to Fixed Swap - The amount of the gain or loss on the swap that offsets the change in the value of interest expense is recognized in net cash from operating activities in the same manner as cash interest payments. The amount of the gain or loss on the swap that is offsetting the change in value of the debt is classified in financing activities.

In future filings the corporation will disclose the accounting policy used for the classification of cash receipts and payments related to settled derivative transactions.

Comment 4. Please disclose the amounts of interest paid, net of amounts capitalized and income taxes paid for each period presented. Refer to paragraph 29 of SFAS 95. If material, also disclose information about non-cash investing and financing activities as required by paragraph 32 of SFAS 95.

Response 4. In the fiscal 2006 Form 10-K, the Corporation has disclosed the amounts of interest and taxes paid in the following Notes to the Consolidated Financial Statements

Note 12 - Long Term Debt includes the following disclosure - The corporation made cash interest payments of $317, $308 and $291 in 2006, 2005 and 2004, respectively.

Note 23 - Income Taxes - A table contained in this note indicates that cash payments for income taxes - continuing operations were $133 in 2006, $146 in 2005 and $151 in 2004.

The corporation was not a party to any material noncash investing or financing transaction in fiscal 2006, 2005 or 2004.

•	Virtually all additions to property, plant and equipment resulted from cash expenditures and there were no material capital leases entered into over the three year period. In addition leasehold improvements conveyed to the corporation by lessors through operating lease incentives were not material to the corporation.

•	All acquisitions of businesses and investments involved cash consideration paid at closing.

•	The terms of certain business dispositions resulted in the corporation recognizing amounts receivable from and amounts payable to the buyers of these operations for final working capital and other postclosing adjustments related to the net assets transferred. These amounts were also not material to the corporation.

•	There were no conversions of debt to equity.

•	The corporation was not a party to any material transaction involving the exchange of noncash assets or liabilities for other noncash assets or liabilities.

Exhibits 31.1 and 31.2 Certification pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Comment 5. Please confirm that the inclusion of your Chief Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraphs of your certifications was not intended to limit the capacity in which such individuals provided the certifications. Please remove the reference to their titles in the introductory paragraph and conform to the format provided in Item 601 (b) (31) of Regulation S-K.

Response 5. We confirm that the inclusion of the corporation’s Chief Executive Officer’s and Chief Financial Officer’s titles in the introductory paragraph of the certifications filed as Exhibits 31.1 and 31.2 to the corporation’s periodic reports pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 were not intended to limit the capacity in which those individuals provided the certifications. In response to the Commission’s comment, we have deleted the titles from the introductory paragraph of the certifications filed as Exhibits 31.1 and 31.2 to the corporation’s Quarterly Report on Form 10-Q for the fiscal quarter ended on September 30, 2006 (filed with the Commission on November 9, 2006) and will ensure that all certifications filed as exhibits to Sara Lee’s future periodic reports continue to conform to the format provided in Item 601(b)(31)of Regulation S-K.

Acknowledgements and Closing Comments

As requested in the Comment Letter, Sara Lee Corporation acknowledges that:

1. The corporation is responsible for the adequacy of disclosures in the Form 10-K for the fiscal year ended July 1, 2006 as filed with the Commission on September 14, 2006

2. Staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3. The corporation may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

After you have had an opportunity to review the attached please do not hesitate to contact me with any questions or further comments you may have. My phone number is (312) 558-8626, and my fax number is (312) 419-3201. I can also be contacted via email at wszypulski@saralee.com.

Sincerely,

/s/ Wayne R. Szypulski
Wayne R. Szypulski
Senior Vice President, Controller and
Chief Accounting Officer

Sara Lee Corporation

Cc.	Theo DeKool

Helen Kaminski

(Sara Lee Corporation)

Mark F. Matthews

(PricewaterhouseCoopers LLP)